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                              November 19, 2021

       Brian K. Kistler
       Chief Executive Officer
       Freedom Holdings, Inc.
       6461 N 100 E
       Ossian, IN 46777

                                                        Re: Freedom Holdings,
Inc.
                                                            Correspondence
filed November 11, 2021 regarding
                                                            Amendment No. 3 to
Form 10 filed October 7, 2021
                                                            File No. 000-52952

       Dear Mr. Kistler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Response Dated November 11, 2021

       Statement of Operations, page F-15

   1. We note your response to comment 1 which does not address how you determined the fair value of the preferred
stock issuances to Mr. Hunt and Mr. Kistler during fiscal years 2019 and 2020. We further
note that in response to our comment you state that you intend to restate the entries
related to these preferred stock issuances and reclassify them as accrued payables and place on
the liability side of the balance sheets for both 2019 and 2020 but do not provide a
discussion of how you reached your accounting conclusion and the authoritative guidance
relied on for your determination. Please provide us with a
                                                        comprehensive and
detailed analysis in your written response addressing the following:

                                                              How these
preferred stock issuance were initially recorded and how you determined the $10 per share
fair value for each of your preferred stock issuances;
                                                              How you intend to
restate your financial statements to reclassify these preferred stock
 Brian K. Kistler
Freedom Holdings, Inc.
November 19, 2021
Page 2
              issuances as liabilities and the related financial statement impact; and
                Provide the authoritative accounting guidance you relied upon in support of your accounting.
2. Since you have asserted in your response to comment 1 that you intend to restate your financial statements, please file an Item 4.02 Form 8-K related to the non-reliance of your previously issued financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.



FirstName LastNameBrian K. Kistler                            Sincerely,
Comapany NameFreedom Holdings, Inc.
                                                              Division of
Corporation Finance
November 19, 2021 Page 2                                      Office of Finance
FirstName LastName